June 17, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs
Mr. Evan S. Jacobson
Ms. Melissa Walsh
Mr. Craig Wilson

Re:	Motricity, Inc. (the “Registrant”)
Registration Statement on Form S-1
Registration File No. 333-164471

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 2, 2010 and the date hereof, 6,994 copies of the Preliminary Prospectus dated June 2, 2010 were distributed as follows: 3,395 to prospective underwriters; 3,060 to institutional investors; 403 to prospective dealers; 133 to individuals; and three to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Washington, D.C. time on Thursday, June 17, 2010, or as soon thereafter as practicable.

Very truly yours,

J.P. MORGAN SECURITIES INC.

GOLDMAN, SACHS & CO.

As representatives of the

Prospective Underwriters

By: J.P. Morgan Securities Inc.

By:	/s/ John Bertone
Name:	John Bertone
Title:	Vice President

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)